February 7, 2020

Siguang Peng
Chief Executive Officer
Meten EdtechX Education Group Ltd.
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045
The People's Republic of China

       Re: Meten EdtechX Education Group Ltd.
           Registration Statement on Form F-4
           Filed January 9, 2020
           File No. 333-235859

Dear Mr. Peng:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed January 9, 2020

Background of the Merger, page 76

1. Please enhance your disclosure to provide a discussion of any alternative transaction(s)
       considered by EdtechX, other than the present transaction. For example, provide more detail about your business and financial due diligence concerning the two targets that you signed letters of intent with, including information regarding the contemplated structure and financial parameters of these potential business combinations.
2. Please expand the disclosure to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and related agreements. In this regard, please discuss how the deal evolved, including the merger consideration, and how
 Siguang Peng
Meten EdtechX Education Group Ltd.
February 7, 2020
Page 2
         and why their is a two tier stock structure. Overall, your discussion should clearly convey how the parties settled upon the final terms and structure of the transaction.
EdTechX's Board of Director's Reasons for Approval of the Mergers, page 78

3. Please revise your disclosure to identify your "financial advisors" and enhance your description of why the Board consulted with them and the role they played in helping the
         Board recommend the transaction to shareholders.
4. Please substantially enhance the disclosure around each of the factors identified in support of the Board's decision to recommend the transaction. In this regard, it is not clear what aspect of each of the bullet points listed caused the Board to recommend the transaction.
Certain Forecasted Financial Information of Meten, page 79

5. Please enhance your disclosure to address whether the projections reflect a significant difference in actual results, if or when known, as compared to the actual financial performance of Meten for this period.
U.S. Holders
Tax Consequences of the Merger, page 84

6. We note that you indicate that the merger "should qualify as an integrated exchange for
         U.S. federal tax purposes under Section 351" and "a holder of EdtechX stock should not recognize gain or loss upon exchange... " Please file a tax opinion supporting the material tax consequences to the shareholders as a result of the merger. See
Item 601(b)(8) of
         Regulation S-K. If there is uncertainty regarding the tax treatment of the merger, counsel's opinion should discuss the degree of uncertainty.
Meten Executive Officer and Director Compensation
Summary Compensation Table, page 108
FirstName LastNameSiguang Peng
7. We note officers of Meten received bonuses. Please provide a brief description of the
Comapany NameMeten EdtechX Education such persons participate in the bonus plan. Please bonus plan and the basis upon which Group Ltd.
       see Item 6.B. of Form 20-F.
February 7, 2020 Page 2
FirstName LastName
 Siguang Peng
FirstName LastNameSiguang Peng
Meten EdtechX Education Group Ltd.
Comapany NameMeten EdtechX Education Group Ltd.
February 7, 2020
Page 3
February 7, 2020 Page 3
FirstName LastName
Our Corporate and Shareholding Structure, page 149

8. Due to the size of your print, your chart is difficult to read. While retaining your disclosure, please provide it in a more readable format. See Rule 420 of Regulation C.
Beneficial Ownership of Securities, page 205

9. Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in your ownership table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom,
Office Chief at 202-551-3264 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services